Exhibit 5.2

457 Haddonfield Road

Suite 510

Cherry Hill, New Jersey 08002-2220

June 14, 2011

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

Re:	Guaranty of Debt Securities of Fiserv, Inc. by Interactive Technologies, Inc.

Ladies and Gentlemen:

We have acted as special counsel to Interactive Technologies, Inc., a New Jersey Corporation (the “Guarantor”), solely in connection with the transactions contemplated by that certain Indenture, dated as of November 20, 2007 (the “Indenture”), by and among Fiserv, Inc., a Wisconsin corporation (the “Company”), the Guarantor, the other guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), relating to the issuance and sale by the Company of $400,000,000 aggregate principal amount of the Company’s 4.750% Senior Notes due June 15, 2021 (the “2021 Notes”) and $600,000,000 aggregate principal amount of the Company’s 3.125% Senior Notes due June 15, 2016 (the “2016 Notes,” and collectively, with the 2021 Notes, the “Notes”). The Notes are guaranteed (the “Guaranty”) by certain subsidiaries of the Company, including the Guarantor, and have been issued under the Indenture, as supplemented by a supplemental indenture, among the Company, the Guarantor, the other guarantors named therein and the Trustee, establishing the terms and providing for the issuance of the 2021 Notes and the Guaranty (the “2021 Supplemental Indenture”), and by a supplemental indenture, among the Company, the Guarantor, the other guarantors named therein and the Trustee, establishing the terms and providing for the issuance of the 2016 Notes and the Guaranty (the “2016 Supplemental Indenture” and together with the 2021 Supplemental Indenture, the “Supplemental Indentures”). In connection with the issuance and sale of the Notes, the Company prepared a prospectus supplement, dated June 6, 2011, which supplemented the prospectus dated September 14, 2010 (collectively, the “Prospectus”), each of which were filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”) as part of a Registration Statement on Form S-3 (Registration No. 333-169358) (the “Registration Statement”). In our capacity as counsel to the Guarantor, we have been asked to render the opinion set forth in this letter and, in connection therewith, we have reviewed the Indenture and the Supplemental Indentures, including the exhibits and schedules thereto, and each of the following documents:

1.	the Notes;

2.	Certificate of Incorporation of the Guarantor;

3.	By-Laws of the Guarantor;

4.	Composite Action By the Sole Director By Written Consent In Lieu of Meeting, dated as of May 26, 2011; and

5.	the Registration Statement and the Prospectus.

In addition, we have examined such other agreements and documents and such records of the Guarantor that we have considered appropriate including, without limitation, minutes and resolutions, verified copies of official records of various state and governmental authorities with respect to the organization of the Guarantor, and such laws, regulations, court decisions and proceedings that we deemed necessary or appropriate. We have also made such other inquiries and examinations as we deemed appropriate in order to render this opinion.

We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of documents submitted to us as certified, conformed or photostatic copies. We have also assumed, without verification, the legal capacity of each individual who has executed documents or instruments in connection with the transactions contemplated hereby.

We have also assumed, without verification (i) that the parties to the Indenture and the Supplemental Indentures, other than the Guarantor, have the power and authority to enter into and perform the Indenture and the Supplemental Indentures, (ii) the due authorization, execution and delivery by parties other than the Guarantor of the Indenture and the Supplemental Indentures, and (iii) that the Indenture and the Supplemental Indentures constitute the legal, valid and binding obligation of each such other party, enforceable against such other party in accordance with their terms, subject to the same qualifications to which the enforceability of the Indenture and the Supplemental Indentures against the Guarantor are subject.

We have relied as to factual matters on the representations and warranties contained in the Indenture and the Supplemental Indentures. We have not, except as specifically identified in this opinion letter, undertaken any independent investigation, review or research in connection with any matters addressed herein, and any limited inquiry undertaken by us during the preparation of this opinion should not be regarded as such an investigation, review or research.

Members of our Firm are admitted to the Bar in the State of New Jersey and we express no opinion as to the laws of any jurisdiction other than the State of New Jersey and the federal laws of the United States.

The opinions set forth herein are subject to the following additional assumptions, qualifications and limitations:

(a) We express no opinion as to the effect on the enforceability of rights and remedies created by the Indenture or the Supplemental Indentures of bankruptcy, insolvency, reorganization, arrangement, moratorium, bulk sales, fraudulent transfer, receivership, and similar laws from time to time in effect of general application affecting the rights and remedies of creditors or secured parties. We express no opinion as to the enforceability of cumulative remedies to the extent such cumulative remedies purport to or would have the effect of compensating the party entitled to the benefits thereof in amounts in excess of the actual loss suffered by such party or would violate applicable laws concerning election of remedies. We express no opinion as to the general principles of equity, regardless of whether applied in a proceeding in equity or at law.

(b) We have assumed and relied upon, without independent investigation: (i) that the parties to the Indenture and the Supplemental Indentures are in full compliance with the terms of the Indenture and the Supplemental Indentures and that such parties will perform all of their obligations thereunder; and (ii) that any action taken by any party to the Indenture or the Supplemental Indentures in connection with the performance or enforcement of the Indenture or the Supplemental Indentures will be lawful, commercially reasonable and taken in good faith and that such party will seek to enforce its rights only in circumstances and in a manner in which it is equitable and commercially reasonable to do so and otherwise in accordance with applicable law.

(c) We have assumed that the Indenture and the Supplemental Indentures expresses the entire agreement with respect to the subject matter thereof and that no other agreements or dealings among the parties thereto affect the validity or enforceability of the Indenture or the Supplemental Indentures.

(d) We have assumed that consideration exists to support the Guaranty made by the Guarantor.

(e) Our opinion is subject to limitations imposed by general principles of equity upon the specific enforceability of any of the remedies, covenants or other provisions of the Indenture or the Supplemental Indentures and the availability of injunctive relief or other equitable remedies, and the application of general principles of equity including, without limitation, the concepts of materiality, reasonableness, good faith and fair dealing (regardless of whether enforcement is considered in proceedings at law or in equity). The use of the term “enforceable” shall not imply any opinion as to the availability of equitable remedies, including without limitation the remedies of specific performance or injunctive relief, nor is any opinion regarding those remedies intended to be expressed herein.

(f) Certain rights, remedies, stipulations, waivers and other provisions contained in the Indenture or the Supplemental Indentures may be unenforceable, rendered ineffective or limited by applicable laws, judicial decisions, constitutional requirements or principles of equity governing such provisions; however, such laws, judicial decisions, constitutional requirements and principles of equity do not render the Indenture or the Supplemental Indentures invalid as a whole, and there exist in the Indenture and the Supplemental Indentures or pursuant to applicable law legally adequate remedies for a practical realization of the principal benefits purported to be provided by the Indenture and the Supplemental Indentures, subject to the economic consequences of any delay which may result from applicable laws, rules, judicial decisions or constitutional requirements.

(g) Under certain circumstances, the provision that a failure or delay in exercising any right or remedy will not impair or waive such right or remedy may be unenforceable to the extent that an oral agreement has been effected or a course of dealing has occurred modifying such provision. We express no opinion as to the validity or enforceability of provisions of the Indenture or the Supplemental Indentures precluding oral waivers or modifications of provisions of the Indenture or the Supplemental Indentures, or relating to waivers of equitable rights or defenses, or precluding the assertion of certain claims or defenses or from obtaining certain rights or remedies, or relating to waivers that are prohibited under or are contrary to the provisions of the Uniform Commercial Code as in effect on the date hereof in the State of New Jersey (the “UCC”).

(h) No opinion is expressed as to the enforceability of any provisions of the Indenture or the Supplemental Indentures which (1) relate to service of process; (2) relate to subrogation, severability or the exercise of private power of sale; (3) relate to waiver of the right to a jury; (4) purport to restrict venue or jurisdiction; (5) purport to establish evidentiary standards; (6) relate to or provide for waivers of remedies (or the delay or omission of enforcement thereof), disclaimers, liability limitations with respect to third parties, releases of legal or equitable rights, discharge of defenses or liquidated damages; (7) purport to permit a lender to increase the rate of interest or to collect a late charge in the event of delinquency or default; (8) purport to grant to a lender a power or a warrant of attorney to confess judgment for indebtedness; (9) permit a lender to sell or dispose of any collateral securing the loans made pursuant to the Indenture or the Supplemental Indentures otherwise than in compliance with the UCC and other applicable laws; (10) purport to require that waivers must be in writing; (11) relate to partial foreclosure; (12) relate to or provide for choice of governing laws, which choice may be qualified by judicial decisions; (13) purport to entitle a lender to exercise self-help remedies or to take possession of collateral in any manner other than peaceably and by reason of the peaceable surrender of such possession by the party in possession of such collateral or by reason of appropriate judicial proceedings; (14) purport to entitle a lender to the appointment of a receiver as a matter of right; (15) purport to be waivers of the obligations of good faith, fair dealing, diligence, mitigation of damages or commercial reasonableness; (16) purport to assign to a lender the rights of any person or entity in connection with the bankruptcy of another; or (17) purport to entitle a party to attorneys’ fees.

(i) Our opinion is based upon and relies upon the current status of the laws of the State of New Jersey and the applicable federal laws to the extent specifically set forth herein and in all respects is subject to and may be limited by future legislation and case law.

(j) We express no opinion whatsoever as to status of title to or a party’s interest in any property described as collateral, or the due recordation or filing of any document, or the priority of any liens.

(k) No opinion is expressed herein with respect to (1) federal securities laws and regulations administered by the SEC, state “Blue Sky” laws and regulations, and laws and regulations relating to commodity (and other) futures and indices and other similar instruments; (2) pension and employee benefit laws and regulations (e.g., the Employee Retirement Income Security Act of 1974, as amended); (3) federal and state antitrust and unfair competition laws and regulations; (4) federal and state tax laws and regulations; (5) federal and state racketeering laws and regulations (e.g., RICO); (6) federal and state health and safety laws and regulations (e.g., OSHA); (7) federal and state labor laws and regulations; (8) other federal and state statutes of general application to the extent they provide for criminal prosecution (e.g., mail fraud and wire fraud statutes); (9) federal and state laws, regulations and policies concerning (a) national and local emergency, (b) possible judicial deference to acts of sovereign states and (c) criminal forfeiture laws; (10) federal, state or local environmental laws and regulations or permits or licenses that may be used thereunder; (11) federal, state and local securities, land use and subdivision laws and regulations (including without limitation, any applicable building or zoning laws, ordinances or regulations); and (12) the statutes and ordinances, administrative decisions and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level), and judicial decisions to the extent that they deal with any of the foregoing.

(l) We express no opinion as to any matter not specifically included in the following numbered paragraph.

Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the Guaranty issued by the Guarantor, when such Guaranty is delivered in the manner and for the consideration contemplated by the Registration Statement and the Prospectus, will be validly issued and will constitute the valid, legal and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

This opinion is rendered as of the date hereof and we assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the reference to our firm under the caption “Legal Matters” in the Prospectus which is filed as part of the Registration Statement, and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

/s/ Klehr Harrison Harvey Branzburg LLP

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